Exhibit 99.1

SOHU.COM REPORTS FIRST QUARTER 2026 UNAUDITED FINANCIAL RESULTS

BEIJING, May 18, 2026 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), a leading Chinese online media platform and game business group, today reported unaudited financial results for the first quarter ended March 31, 2026.

First Quarter Highlights

•	Total revenues were US$141 million, up 4% year-over-year and down 1% quarter-over-quarter.

•	Marketing services revenues were US$13 million, down 8% year-over-year and 26% quarter-over-quarter.

•	Online game revenues were US$125 million, up 6% year-over-year and 3% quarter-over-quarter.

•

GAAP net loss attributable to Sohu.com Limited was US$4 million, compared with net income[1] of US$182 million in the first quarter of 2025 and net income[2] of US$223 million in the fourth quarter of 2025.

•

Non-GAAP[3] net loss attributable to Sohu.com Limited was US$4 million, compared with a net loss of US$16 million in the first quarter of 2025 and net income2 of US$261 million in the fourth quarter of 2025.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the first quarter of 2026, our marketing services revenues, online game revenues, and bottom-line performance all exceeded our previous guidance. For the Sohu media platform, we continued to focus on promoting a healthy and vibrant atmosphere on our platform with a series of differentiated events. At the same time, we kept refining our products to cater to users’ needs. Leveraging our unique events and brand influence, we were able to explore new monetization opportunities. For our online games, we delivered another solid quarter, driven by a wealth of high-quality content and targeted operational refinements that resonated with our diverse player base.”

First Quarter Financial Results

Revenues

Total revenues were US$141 million, up 4% year-over-year and down 1% quarter-over-quarter.

Marketing services revenues were US$13 million, down 8% year-over-year and 26% quarter-over-quarter.

Online game revenues were US$125 million, up 6% year-over-year and 3% quarter-over-quarter.

Cost of Revenues

Both GAAP and non-GAAP total cost of revenues were US$30 million, down 10% year-over-year and 15% quarter-over-quarter.

Both GAAP and non-GAAP cost of marketing services revenues were US$13 million, up 2% year-over-year and down 21% quarter-over-quarter.

Both GAAP and non-GAAP cost of online game revenues were US$16 million, down 12% year-over-year and 11% quarter-over-quarter.

[1]

In the first quarter of 2025, due to the expiration during the quarter of the statutory period for the U.S. Internal Revenue Service to conduct an examination of the Company’s filing in connection with a one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act, the Company fully reversed a tax expense that it had recognized as an uncertain tax position in the fourth quarter of 2018 upon the Company’s re-evaluation and adjustment of a tax expense initially recognized in the fourth quarter of 2017 with respect to the Toll Charge. This reversal resulted in recognition during the first quarter of 2025 of a previously unrecognized income tax benefit and reversal of related accrued interest in a total amount of approximately $199 million.

[2]	In the fourth quarter of 2025, due to a revision of the dividend policy for Changyou, previously accrued withholding income tax of approximately US$285 million was fully reversed.
[3]

Non-GAAP results exclude share-based compensation expense; impairment of goodwill; and the income tax benefit in connection with the Toll Charge and related accrued interest expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Operating Expenses

GAAP operating expenses were US$118 million, down 3% year-over-year and 32% quarter-over-quarter. GAAP operating expenses for the fourth quarter of 2025 included a goodwill impairment charge of approximately US$37 million.

Non-GAAP operating expenses were US$118 million, down 3% year-over-year and 13% quarter-over-quarter.

Operating Loss

GAAP operating loss was US$7 million, compared with an operating loss of US$19 million in the first quarter of 2025 and an operating loss of US$66 million in the fourth quarter of 2025.

Non-GAAP operating loss was US$6 million, compared with an operating loss of US$19 million in the first quarter of 2025 and an operating loss of US$29 million in the fourth quarter of 2025.

Income Tax Expense/(Benefit)

GAAP income tax expense was US$7 million, compared with income tax benefit of US$189 million in the first quarter of 2025 and income tax benefit of US$280 million in the fourth quarter of 2025. GAAP income tax benefit for the first quarter of 2025 included a reversal of a tax expense that had been recognized as an uncertain tax position in previous years, and related accrued interest expense, in a total amount of approximately $199 million. Non-GAAP income tax expense was US$7 million, compared with income tax expense of US$10 million in the first quarter of 2025 and income tax benefit of US$280 million in the fourth quarter of 2025. Both GAAP and non-GAAP income tax benefit for the fourth quarter of 2025 reflected the reversal in that quarter of previously accrued withholding income tax of approximately US$285 million, due to a revision of the dividend policy for Changyou.

Net Income/(Loss)

GAAP net loss attributable to Sohu.com Limited was US$4 million, or net loss of US$0.17 per fully-diluted American depositary share (“ADS,” each ADS representing one Sohu ordinary share), compared with net income of US$182 million in the first quarter of 2025 and net income of US$223 million in the fourth quarter of 2025.

Non-GAAP net loss attributable to Sohu.com Limited was US$4 million, or net loss of US$0.16 per fully-diluted ADS, compared with a net loss of US$16 million in the first quarter of 2025 and net income of US$261 million in the fourth quarter of 2025.

Liquidity and Capital Resources

As of March 31, 2026, cash and cash equivalents, short-term investments and long-term time deposits totaled approximately US$1.2 billion.

Supplementary Information for Changyou Results4

First Quarter 2026 Operating Results

•

For PC games, total average monthly active user accounts[5] (MAU) were 2.7 million, an increase of 17% year-over-year and a decrease of 2% quarter-over-quarter. Total quarterly aggregate active paying accounts[6] (APA) were 1.0 million, an increase of 7% year-over-year and a decrease of 4% quarter-over-quarter. The year-over-year increases in MAU and APA were mainly from Changyou’s PC game Tian Long Ba Bu (“TLBB”): Return, which was launched during the third quarter of 2025.

•

For mobile games, total average MAU were 1.7 million, a decrease of 20% year-over-year and 9% quarter-over-quarter. Total quarterly APA were 0.3 million, a decrease of 22% year-over-year and 12% quarter-over-quarter. The decreases in MAU and APA were mainly due to the natural decline of Changyou’s older games.

First Quarter 2026 Unaudited Financial Results

Total revenues were US$125 million, an increase of 6% year-over-year and 3% quarter-over-quarter. Online game revenues were US$125 million, an increase of 6% year-over-year and 3% quarter-over-quarter.

Both GAAP and non-GAAP total cost of revenues were US$16 million, a decrease of 15% year-over-year and 13% quarter-over-quarter.

[4]	“Changyou Results” consist of the results of Changyou’s online game business and its 17173.com Website.
[5]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[6]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

GAAP operating expenses were US$44 million, a decrease of 3% year-over-year and 24% quarter-over-quarter.

Non-GAAP operating expenses were US$44 million, a decrease of 2% year-over-year and 24% quarter-over-quarter.

GAAP operating profit was US$65 million, compared with US$54 million for the first quarter of 2025 and US$45 million for the fourth quarter of 2025.

Non-GAAP operating profit was US$66 million, compared with US$55 million for the first quarter of 2025 and US$45 million for the fourth quarter of 2025.

Recent Development

Under the previously-announced share repurchase program of up to US$150 million of the outstanding ADSs, Sohu had repurchased 8.7 million ADSs for an aggregate cost of approximately US$116 million as of May 13, 2026.

Business Outlook

For the second quarter of 2026, Sohu estimates:

•	Marketing services revenues to be between US$13 million and US$14 million; this implies an annual decrease of 10% to 17%, and a sequential increase of 4% to 11%.

•	Online game revenues to be between US$104 million and US$114 million; this implies an annual decrease of 2% to an annual increase of 8%, and a sequential decrease of 8% to 17%.

•	Both non-GAAP and GAAP net loss attributable to Sohu.com Limited to be between US$15 million and US$25 million.

For the second quarter 2026 guidance, the Company has adopted a presumed exchange rate of RMB6.87=US$1.00, as compared with the actual exchange rate of approximately RMB7.19=US$1.00 for the second quarter of 2025, and RMB6.95=US$1.00 for the first quarter of 2026.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit/(loss), net income/(loss), net income/(loss) attributable to Sohu.com Limited and diluted net income/(loss) attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense; impairment of goodwill; and the income tax benefit in connection with the Toll Charge and related accrued interest expense. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense; impairment of goodwill; and the income tax benefit in connection with the Toll Charge and related accrued interest expense from the Company’s non-GAAP financial measures is useful for itself and investors. Further, the impact of share-based compensation expense; impairment of goodwill; and the income tax benefit in connection with the Toll Charge and related accrued interest expense could not be anticipated by management and business line leaders, and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, and impairment of goodwill do not involve subsequent cash outflow and are not reflected in the cash flows at the equity transaction level, Sohu does not factor in their impact when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, and impairment of goodwill, and also exclude the income tax benefit in connection with the Toll Charge and related accrued interest expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit/(loss), net income/(loss), net income/(loss) attributable to Sohu.com Limited, and diluted net income/(loss) attributable to Sohu.com Limited per ADS excluding share-based compensation expense is that this expense has been and can be expected to continue to recur in Sohu’s business. It is also possible that impairments of goodwill will recur in the future. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported U.S. dollar results; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in content and will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; and Sohu’s reliance on marketing services offerings and online games for its revenues. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2025, and other filings with and information furnished to the U.S. Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 5:00 a.m. U.S. Eastern Time, May 18, 2026 (5:00 p.m. Beijing/Hong Kong time, May 18, 2026) following the quarterly results announcement. Participants can register for the conference call by clicking here, which will lead them to the conference registration website. Upon registration, participants will receive details for the conference call, including the dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s website at https://investors.sohu.com/.

About Sohu

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. Sohu operates one of the leading Chinese online media platforms and also engages in the online game business in the Chinese mainland. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of Sohu News App, Sohu Video App, the mobile portal m.sohu.com, the PC portal www.sohu.com, and the online games platform www.changyou.com/en/.

As a mainstream media platform with social features, Sohu is indispensable to the daily life of millions of Chinese, providing to a vast number of users a network of web properties and community based products, which offer a broad array of content, such as news and information, in the form of text, picture, video, and live broadcasting. Sohu also attracts users to actively engage in content generation and distribution, and actively interact with each other on the platform. Sohu’s online game business is conducted by its subsidiary Changyou, which develops and operates a diverse portfolio of PC and mobile games, such as the well-known TLBB PC and Legacy TLBB Mobile.

For investor and media inquiries, please contact:

Sohu.com Limited

Ms. Pu Huang

Tel:  +86 (10) 6272-6645

E-mail: ir@contact.sohu.com

Christensen Advisory

E-mail: sohu@christensencomms.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Mar. 31, 2026	Dec. 31, 2025	Mar. 31, 2025
Revenues:
Marketing services	$12,560	$17,027	$13,725
Online games	124,567	120,361	117,347
Others	4,157	4,872	4,573

Total revenues	141,284	142,260	135,645

Cost of revenues:
Marketing services	12,583	15,959	12,341
Online games	15,899	17,947	18,136
Others	1,326	1,280	2,669

Total cost of revenues	29,808	35,186	33,146

Operating expenses:
Product development	61,883	63,891	62,972
Sales and marketing (includes share-based compensation expense of nil, $nil, and $1, respectively)	42,850	45,159	45,586
General and administrative (includes share-based compensation expense of $244, $324, and $391, respectively)	13,475	27,111	12,969
Goodwill impairment[7]	—	36,955	—

Total operating expenses	118,208	173,116	121,527

Operating loss	(6,732)	(66,042)	(19,028)
Other income, net	4,682	3,725	4,199
Interest income	5,995	6,719	7,708
Exchange difference	(1,318)	(908)	(119)

Income/(loss) before income tax expense	2,627	(56,506)	(7,240)
Income tax expense/(benefit)[8]	6,942	(279,791)	(189,391)

Net income/(loss)	(4,315)	223,285	182,151

Less: Net loss attributable to the noncontrolling interest shareholders	—	—	(9)
Net income/(loss) attributable to Sohu.com Limited	(4,315)	223,285	182,160

Basic net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.17)	$8.38	$6.07

Shares/ADSs used in computing basic net income/(loss) per share/ADS attributable to Sohu.com Limited[9]	26,058	26,658	30,008

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$(0.17)	$8.38	$6.07

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	26,058	26,658	30,008

[7]	In the fourth quarter of 2025, the Company recognized a goodwill impairment loss of approximately US$37 million.
[8]	See footnote 1 and footnote 2.
[9]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Mar. 31, 2026	As of Dec. 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$110,360	$128,308
Short-term investments	698,136	702,372
Accounts receivable, net	41,787	43,335
Prepaid and other current assets	98,815	93,903

Total current assets	949,098	967,918

Fixed assets, net	247,337	246,263
Goodwill	10,257	10,257
Long-term investments, net	44,244	43,939
Intangible assets, net	3,797	4,692
Long-term time deposits	357,900	350,659
Other assets	12,027	12,325

Total assets	$1,624,660	$1,636,053

LIABILITIES
Current liabilities:
Accounts payable	$38,991	$36,215
Accrued liabilities	98,662	95,430
Receipts in advance and deferred revenue	50,087	54,878
Accrued salary and benefits	37,091	55,018
Taxes payables	20,371	15,571
Other short-term liabilities	75,954	76,601

Total current liabilities	$321,156	$333,713

Long-term other payables	3,199	2,896
Long-term tax liabilities	21,363	21,051
Other long-term liabilities	382	322

Total long-term liabilities	$24,944	$24,269

Total liabilities	$346,100	$357,982

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	1,278,216	1,277,727
Noncontrolling interest	344	344

Total shareholders’ equity	$1,278,560	$1,278,071

Total liabilities and shareholders’ equity	$1,624,660	$1,636,053

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Mar. 31, 2026					Three Months Ended Dec. 31, 2025					Three Months Ended Mar. 31, 2025
	GAAP	Non-GAAP Adjustment			Non- GAAP	GAAP	Non-GAAP Adjustment			Non- GAAP	GAAP	Non-GAAP Adjustment			Non- GAAP
		(244)	(a	)			(324)	(a	)			(392)	(a	)
		—					(36,955)	(c	)			—

Operating expenses	$118,208	$(244)			$117,964	$173,116	$(37,279)			$135,837	$121,527	$(392)			$121,135

Operating loss	$(6,732)	$244	(a	)	$(6,488)	$(66,042)	$37,279	(a,c	)	$(28,763)	$(19,028)	$392	(a	)	$(18,636)

Income tax expense/(benefit)[10]	$6,942	$—			$6,942	$(279,791)	$—			$(279,791)	$(189,391)	$199,018	(b	)	$9,627

Net income/(loss) before non-controlling interest	$(4,315)	$244	(a	)	$(4,071)	$223,285	$37,279	(a,c	)	$260,564	$182,151	$(198,626)	(a,b	)	$(16,475)

Net income/( loss) attributable to Sohu.com Limited for diluted net income/( loss) per share/ADS	$(4,315)	$244	(a	)	$(4,071)	$223,285	$37,279	(a,c	)	$260,564	$182,160	$(198,626)	(a,b	)	$(16,466)

Diluted net income/( loss) per share/ADS attributable to Sohu.com Limited	$(0.17)				$(0.16)	$8.38				$9.77	$6.07				$(0.55)

Shares/ADSs used in computing diluted net income/( loss) per share/ADS attributable to Sohu.com Limited	26,058				26,058	26,658				26,658	30,008				30,008

Note:

(a)	Share-based compensation expense

(b)	Reversal of the tax expense in connection with the Toll Charge and related accrued interest expense

(c)	Impairment of goodwill

[10]	See footnote 1 and footnote 2.